Exhibit 99.1

FangDD Reports Third Quarter 2020 Unaudited Financial Results

Shenzhen, China, November 19, 2020 (GlobeNewswire) - Fangdd Network Group Ltd. (NASDAQ: DUO) (“FangDD” or “the Company”), a leading property technology company in China, today announced its unaudited financial results for the third quarter ended September 30 2020.

Third Quarter 2020 Financial Highlights

•                  Revenue decreased by 13.6% year over year to RMB819.1 million (US$120.6 million) from RMB948.0 million in the same period of 2019.

•                  Net income in the third quarter of 2020 was RMB21.9 million (US$3.2 million) compared to RMB80.3 million in the same period of 2019.

•                  Non-GAAP net income 1 in the third quarter of 2020 was RMB48.0 million (US$7.1 million) compared to RMB80.3 million in the same period of 2019.

Third Quarter 2020 Operating Highlights

•                  The number of active agents2 in the Company’s marketplace was 276.6 thousand, representing an increase of 22.0% from 226.8 thousand in the same period of 2019.

•                  The number of closed-loop agents3 was 26.5 thousand, representing an increase of 28.0% from 20.7 thousand in the same period of 2019.

•                  Total closed-loop GMV4 facilitated on the Company’s platform increased by 9.4% to RMB55.9 billion (US$8.2 billion) from RMB51.1 billion in the same period of 2019. New property and resale listings contributed RMB33.0 billion (US$4.9 billion) and RMB22.9 billion (US$3.4 billion), respectively, to the total closed-loop GMV in the third quarter of 2020.

1  Non-GAAP net income is defined as net loss excluding share-based compensation expenses. For more information on these non-GAAP financial measures, please see the section captioned “Non-GAAP Financial Measures” and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

2  “Active agents” refer to real estate agents who have visited the Company’s marketplace and used one or more of its functions within a period of time.

3  Closed-loop agents refer to real estate agents who have completed closed-loop transactions in the Company’s marketplace under the Company’s monitoring and control. Closed-loop transactions refer to property transactions of which the major steps are completed or managed by real estate agents in our marketplace.

4  “Closed-loop GMV” refers to the GMV of closed-loop transactions facilitated in our marketplace during the specified period. Closed-loop transactions refer to property transactions of which the major steps are completed or managed by real estate agents in our marketplace.

Mr. Yi Duan, Chairman and Co-Chief Executive Officer of FangDD, commented, “The agency service sector in China has continued to evolve with the introduction of new policies and intensifying subsidy competition between real estate transaction platforms. In line with these trends, we have implemented three key strategies to maintain our growth trajectory over the long run. Firstly, we upheld our strategic decision to forgo any subsidies or advances for full commissions. Instead, we are committed to utilizing our SaaS solutions, which continue to be one of our key competitive advantages, to empower our partnered agencies. Secondly, we established a strategic cooperation with Shanghai Yuancui Information Technology Co., Ltd. (“Shanghai Yuancui”), a subsidiary of Centaline Group, to further improve our ability to facilitate closed-loop transactions on our platform. Our joint venture with Shanghai Yuancui will focus on creating a new technology- and service-oriented real estate agent service model to further empower those highly capable agents in our Preferred Agent Alliance Network via an innovative and technology-enabled franchising system. Thirdly, we also continued to strengthen our offline resale property service capabilities and expand the service offerings of our transaction service centers. During the third quarter of 2020, we built an additional 10 self-owned transaction service centers and interfaced our systems with both the Industrial and Commercial Bank of China and the Bank of Communications to fully digitize the transaction of commission payments. Going forward, we remain committed to further cultivating our agent base and developing more best-in-class SaaS and service solutions to fortify our industry leadership.”

Mr. Xi Zeng, Co-Chief Executive Officer of FangDD, stated, “We continued to fuel the growth of our active agent  and property listing dual growth engines in the third quarter of 2020. As a result, the number of active agents on our platform exceeded 276 thousand during this quarter, representing an increase of 22.0% year over year. By refining our service offerings for new construction property sales, for example, we not only empowered more agencies, but also increased our partnerships with real estate developers. As a result, the number of new construction property projects on our platform reached 3,479 as of September 30, 2020, representing an increase of 11.3% year over year and 19.2% quarter over quarter. We also remained committed to expanding our parking space pass business, entering into 7 new cities in the period to bring the total number of listed parking spaces on our platform to 23 thousand for a total value of more than RMB1.8 billion. At the same time, we also accelerated the growth of our resale property business, providing our platform agencies with more online management tools to further digitize their operations and thus augment their operating efficiency. Looking ahead, we believe that the competitive advantages we have established on these fronts will continue to compound, widening our economic moats and driving our growth trajectory over the long term.”

Ms. Jiaorong Pan, Chief Financial Officer of FangDD, added, “The recurrence of the epidemic in certain areas of China during the third quarter of 2020 has led to a reduction in the overall volume of property transactions in the period, which adversely impacted our financial performance during the quarter. As a result, our revenue in the in the third quarter of 2020 decreased by 13.6% year over year.  Despite these challenges, we remained focused on refining our cost structures as we improved our gross margin to 23.5% in the third quarter of 2020 from 21.0% in the same period of 2019. Going forward, we plan to focus on allocating our resources towards those areas of the business which we believe to have significant long-term potential, including our SaaS solutions, service offerings for small- and mid-sized agencies, and more. Despite the current headwinds, we are confident in the strength of our future growth prospects and ability to capture those opportunities which will emerge as the economy gradually bounces back.”

Third Quarter 2020 Financial Results

REVENUE

Revenue in the third quarter of 2020 decreased by 13.6% to RMB819.1 million (US$120.6 million) from RMB948.0 million in the same period of 2019.

COST OF REVENUE

Cost of revenue in the third quarter of 2020 decreased by 16.3% to RMB626.8 million (US$92.3 million) from RMB749.1 million in the same period of 2019. This decrease was mainly attributable to a decrease in commission fees payable to agents for the services they rendered as a result of the decreased commissions from transactions.

GROSS PROFIT

Gross profit in the third quarter of 2020 decreased by 3.3% to RMB192.3 million (US$28.3 million) from RMB198.8 million in the same period of 2019. Gross margin in the third quarter of 2020 increased to 23.5% from 21.0% in the same period of 2019.

OPERATING EXPENSES

Operating expenses in the third quarter of 2020, including share-based compensation expenses of RMB26.1 million (US$3.8 million), increased by 38.4% to RMB168.8 million (US$24.9 million) from RMB122.0 million in the same period of 2019.

•                  Sales and marketing expenses in the third quarter of 2020 decreased by 60.5% to RMB1.5 million (US$0.2 million) from RMB3.8 million in the same period of 2019. The decrease in sales and marketing expenses was primarily due to the reduction in the Company’s spending on brand promotion and marketing activities to attract property listings from real estate sellers to the Company’s marketplace.

•                  Product development expenses in the third quarter of 2020 were RMB65.0 million (US$9.6 million) compared to RMB73.4 million in the same period of 2019. The decrease in product development expenses was mainly attributable to the Company’s shift from the expansion of its product development team size to the optimization of its product development team’s operating efficiency in response to the outbreak of COVID-19, which led to a decrease in personnel-related expenses in the period. This decrease was partially offset by share-based compensation expenses of RMB17.1 million (US$2.5 million) in the third quarter of 2020.

•                  General and administrative expenses in the third quarter of 2020 were RMB102.3 million (US$15.1 million), compared to RMB44.8 million in the same period of 2019. The increase in general and administrative expenses in the period included share-based compensation expenses of RMB9.0 million (US$1.3 million). The remaining increase of RMB48.5 million (US$7.1 million) in general and administrative expenses in the third quarter of 2020 was primarily attributable to (i) an increased headcount and various expenditures to improve the Company’s corporate governance and ensure compliance in relation to the Company’s status as a U.S.-listed company; and (ii) an increase in provisions for doubtful debtors.

NET INCOME

Net income in the third quarter of 2020 was RMB21.9 million (US$3.2 million) compared to RMB80.3 million in the same period of 2019.

Non-GAAP net income in the third quarter of 2020 was RMB48.0 million (US$7.1 million) compared to RMB80.3 million in the same period of 2019.

NET INCOME PER ADS

Basic and diluted net income per American Depositary Share (“ADS”) in the third quarter of 2020 were RMB0.28 (US$0.04) and RMB0.26 (US$0.04), respectively. In comparison, the Company’s basic and diluted net income attributable to ordinary shareholders per ADS in the same period of 2019 were RMB2.00 and RMB1.00, respectively. Each ADS represents 25 Class A ordinary shares of the Company.

Liquidity

As of September 30, 2020, the Company had cash and cash equivalents, restricted cash, and short-term investments of RMB1,073.7 million (US$158.1 million), short-term bank borrowings of RMB447.9 million (US$66.0 million), as well as un-utilized bank facilities of RMB386.0 million (US$56.9 million). For the third quarter of 2020, net cash provided by operating activities was RMB11.6 million (US$1.7 million).

Business Outlook

For the fourth quarter of 2020, the Company expects its revenue to be between RMB600 million and RMB700 million. This forecast only reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Changes in Board of Directors

Mr. Jiancheng Li and Mr. Zhe Wei have notified the board of directors of the Company (the “Board”) of their resignations from the Board due to personal reasons. At the same time, the Board has approved the appointments of Mr. Ronald Cao and Mr. Weiru Chen to join certain Board committees. In addition, the Board reviewed the independence of Mr. Ronald Cao and determined that he satisfied the “independence” requirements under Rule 10A-3 of the United States Exchange Act of 1934 and Rule 5605 of the Nasdaq Stock Market Rules. All of these changes became effective on November 17, 2020.

As a result, the Board currently consists of seven members: Yi Duan, Xi Zeng, Li Xiao, Ronald Cao, Johnny Kar Ling Ng, Weiru Chen and Jiaorong Pan. The Board’s audit committee currently consists of Johnny Kar Ling Ng (chairman), Weiru Chen and Ronald Cao. The Board’s compensation committee currently consists of Johnny Kar Ling Ng (chairman), Weiru Chen and Yi Duan. The Board’s nominating and corporate governance committee currently consists of Weiru Chen (chairman), Johnny Kar Ling Ng and Yi Duan.

Conference Call Information

The Company’s management team will hold a Direct Event conference call on Thursday, November 19, 2020, at 7:30 P.M. Eastern Time (or 8:30 A.M. Beijing Time on Friday, November 20, 2020) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Fangdd Network Group Ltd. Third Quarter 2020 Earnings Conference Call

Conference ID:	#6634959

Registration Link:	http://apac.directeventreg.com/registration/event/6634959

Due to the global outbreak of the novel coronavirus, operator assisted conference calls are not available at the moment. All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

A replay of the conference call will be accessible through November 27, 2020, by dialing the following numbers:

International:	+61-2-8199-0299

United States:	+1-646-254-3697

Hong Kong, China:	+852-3051-2780

Replay Code:	#6634959

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.fangdd.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.7896 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2020. The Company makes no representation that the Renminbi or U.S. dollar amounts referred could be converted into U.S. dollar or Renminbi, as the case may be, at any particular rate or at all.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income(loss) from operations, non-GAAP operating margin, non-GAAP net income (loss) and non-GAAP net margin by excluding share-based compensation expenses from income (loss) from operations and net income, respectively. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. The Company compensates for these limitations by reconciling these non-GAAP financial measures to the most directly comparable U.S. GAAP measures, which should be considered when evaluating the Company’s performance. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

About FangDD

Fangdd Network Group Ltd. (Nasdaq: DUO) (“FangDD” or the “Company”) is a leading property technology company in China, operating one of the largest online real estate marketplaces in the country. Through innovative use of mobile internet, cloud and big data, FangDD has fundamentally revolutionized the way real estate agents conduct business through a suite of modular products and services powered by SaaS tools, productions and technology. Of the approximately 2.0 million real estate agents in China, more than 1,250,000 were on its platform as of December 31, 2019. For more information, please visit http://ir.fangdd.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about FangDD’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as FangDD’s strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following. The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. FangDD’s plan to attract new and retain existing real estate agents, expand property listings, develop new products and increase service offerings might not be carried out as expected. FangDD might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that the Company believes to be reasonable as of this date, and FangDD does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

FangDD

Ms. Linda Li

Director, Capital Markets Department

Phone: +86-0755-2699-8968

E-mail:ir@fangdd.com

ICR, Inc.

Jack Wang

Phone: +1(646) 308-1649

E-mail: FangDD@icrinc.com

Fangdd Network Group Ltd.

SELECTED UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS DATA

(All amounts in thousands of Renminbi, except for share and per share data)

	As of December 31,	As of September 30,
	2019	2020
Assets
Current assets
Cash and cash equivalents	1,103,747	953,627
Restricted cash	230,125	94,117
Short-term investments	11,500	25,990
Accounts receivable, net	2,189,980	2,204,156
Prepayments and other current assets	194,668	393,238
Total current assets	3,730,020	3,671,128

Total assets	4,372,125	4,214,816

LIABILITIES
Current liabilities
Short-term bank borrowings	490,000	447,944
Accounts payable	1,897,611	1,919,039
Customers’ refundable fees	44,916	33,888
Accrued expenses and other payables	338,626	265,960
Taxes payable	7	3,466
Total current liabilities	2,771,160	2,670,297

Total liabilities	2,783,070	2,683,561

Total shareholders’ equity	1,589,055	1,531,255
Total liabilities and equity	4,372,125	4,214,816

Fangdd Network Group Ltd.

SELECTED UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) DATA

(All amounts in thousands of Renminbi, except for share and per share data)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2019	2020	2019	2020
Revenue	947,963	819,091	2,552,201	1,828,889
Cost of revenues	(749,114)	(626,800)	(2,009,639)	(1,466,252)
Gross profit	198,849	192,291	542,562	362,637

Operating expenses:
Sales and marketing expenses	(3,835)	(1,533)	(31,300)	(5,815)
Product development expenses	(73,399)	(65,031)	(218,217)	(230,505)
General and administrative expenses	(44,779)	(102,265)	(144,553)	(275,845)
Total operating expenses	(122,013)	(168,829)	(394,070)	(512,165)

Income (Loss) from operations	76,836	23,462	148,492	(149,528)

Net income (loss)	80,308	21,905	180,615	(128,527)
Accretion of Redeemable Convertible Preferred Shares	(1,645)	—	(115,726)	—
Net income (loss) attributable to ordinary shareholders	78,663	21,905	64,889	(128,527)

Net income (loss)	80,308	21,905	180,615	(128,527)
Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes	60,419	(17,499)	(114,485)	(7,719)
Total comprehensive income (loss), net of income taxes	140,727	4,406	66,130	(136,246)

Net income (loss) per share
- Basic	0.08	0.01	0.07	(0.06)
- diluted	0.04	0.01	0.05	(0.06)
Net income (loss) per ADS
- Basic	2.00	0.28	1.72	(1.61)
- diluted	1.00	0.26	1.33	(1.61)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted
- Basic	945,712,030	1,996,169,094	945,712,030	1,992,368,906
- diluted	1,833,965,173	2,093,879,582	1,222,856,120	1,992,368,906

Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands of Renminbi, except for share and per share data)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2019	2020	2019	2020
GAAP income/(loss) from operations	76,836	23,462	148,492	(149,528)
Share-based compensation expenses	—	26,100	—	78,447
Non-GAAP income/(loss) from operations	76,836	49,562	148,492	(71,081)

GAAP net income/(loss)	80,308	21,905	180,615	(128,527)
Share-based compensation expenses	—	26,100	—	78,447
Non-GAAP net income/(loss)	80,308	48,005	180,615	(50,080)

GAAP operating margin[5]	8.1%	2.9%	5.8%	(8.2)%
Share-based compensation expenses	—	3.2%	—	4.3%
Non-GAAP operating margin	8.1%	6.1%	5.8%	(3.9)%

GAAP net margin[6]	8.5%	2.7%	7.1%	(7.0)%
Share-based compensation expenses	—	3.2%	—	4.3%
Non-GAAP net margin	8.5%	5.9%	7.1%	(2.7)%

5  Operating margin is defined as income(loss) from operations divided by revenue.

6  Net margin is defined as net income(loss) attributable to ordinary shareholders divided by revenue.